SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                           ---------------------

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                               APRIL 15, 2005

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
             RIO TINTO PLC                            RIO TINTO LIMITED
                                                      ABN 96 004 458 404
    (Translation of registrant's                  (Translation of registrant's
         name into English)                            name into English)

        6 ST JAMES'S SQUARE                           55 COLLINS STREET
  LONDON, SW1Y 4LD, UNITED KINGDOM            MELBOURNE, VICTORIA 3000, AUSTRALIA
(Address of principal executive offices)   (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

 RIO TINTO PLC                                RIO TINTO LIMITED
 (Registrant)                                 (Registrant)

By:    /s/ A V Lawless                       By:   /s/ A V Lawless
    -------------------------                    ------------------------
Name:   A V Lawless                          Name: A V Lawless
Title:  Secretary                            Title:Assistant Secretary

Date:  April 15, 2005                        Date: April 15, 2005

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          EXHIBITS

99.1      Rio Tinto Limited Off-Market Buy-Back Booklet
99.2      Tender Form for holders of ordinary shares